Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. May 12, 2016	May 12, 2016
For Immediate Release NR#16-05	NR#16-05

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) ("MAG" or the "Company") announces the Company's unaudited financial results for the three months ended March 31, 2016. For details of the unaudited Financial Statements and Management's Discussion and Analysis, for the three months ended March 31, 2016, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in thousands of United States dollars ("US$") unless otherwise specified.

2016 FIRST QUARTER HIGHLIGHTS
•	The Company closed a $65,006 bought deal financing along with a fully exercised over-allotment option (additional gross proceeds of $9,751), for combined gross proceeds of $74,757.
•	With net proceeds from the offering of $70,699 the Company believes that it is now fully funded for its 44% share of Juanicipio development costs, as envisioned in the 2014 Juanicipio Technical Report completed by Roscoe Postle Associates Inc. (see press release dated May 27, 2014).
•	Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report, with the cumulative advance of the ramp having now exceeded 2,800 metres of the 3,500 metres needed to reach the Valdecañas Vein (expected in early 2017).
•	Deep exploration drilling beneath Valdecañas was ongoing throughout the quarter, with seven of the planned nine deep holes in the program now complete along with three additional deep holes drilled from underground along the ramp (all assays pending and expected early in the third quarter).
•	The final two deep holes being drilled from surface are currently in progress.
•	A supplemental $1,200 (MAG's 44% share is $528) follow up of the deep drilling program at Valdecañas was approved by the Juanicipio Technical Committee subsequent to the quarter end.

Financing

On March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Combined net proceeds totaled $70,699. The Company intends to use the net proceeds of the offering primarily to fund development and exploration expenditures at the Juanicipio Property and for working capital and general corporate purposes. Given the development progress, and the Company's cash on hand as at March 31, 2016 of $142,028, the Company estimates that it has enough cash on hand to fully fund its 44% share of development expenditures for the Juanicipio mine development, as envisioned in the 2014 Juanicipio Technical Report filed on SEDAR.

Underground Development – Juanicipio Property

The ramp development advance rate is now at or exceeding the levels envisioned in the Juanicipio Technical Report (115 metres per month), with the cumulative ramp having surpassed 2,800 metres of the 3,500 metres needed to reach the Valdecañas Vein, at which time stope access and development will begin. The Company anticipates reaching the Valdecañas Vein by early 2017.  In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is complete, with culverts in all major drainages.

Exploration – Juanicipio Property

In 2015, four new exploration step-out holes (P1-P4) targeted approximately 100 metres below the existing "Deep Zone" reported in the 2014 Juanicipio Technical Report, included the three widest and deepest intercepts to date on the property (see Press Release dated April 23, 2015).  This new targeted zone, "Valdecañas Profundo", appears to be the extension of the West Valdecañas Vein and it remains open to depth along its entire strike length to the Joint Venture boundary.

Fresnillo plc ("Fresnillo") and MAG agreed in 2015 to a 10,000 metre, 9 hole, $1,500 (MAG's 44% share is $660) 2015 and 2016 drill program to further delineate the extent of the new Valdecañas Profundo zone, and to expand the mineralization intersected in the four holes drilled (P1-P4).  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting was reallocated to underground drilling beneath the East Valdecañas Vein to test it at depths comparable to Holes P1-4 drilled under the Valdecañas West Vein.  A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November 2015 and is currently ongoing. The holes range from 850 to over 1,200 metres in depth.  Seven of the planned nine deep holes in the program are now complete and three additional deep holes have been drilled from underground from within the ramp.  The final two deep holes being drilled from surface are currently in progress and are expected to be completed by mid-June. All assays are currently pending.

Subsequent to the quarter end in April, 2016, the Joint Venture Technical Committee approved a supplemental $1,200 budget (MAG's 44% share is $528) for additional 2016 deep and shallow in-fill drilling as well as protection and exploration holes along and ahead of the path of the decline as it approaches the plane of the Valdecañas Vein. This supplemental deep drill program is for 8,900 metres of combined surface and underground ramp-related drilling.

Exploration – Cinco de Mayo

No exploration is currently being undertaken on the Company's Upper Manto and Pegaso Zone, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido Benito Juarez. Although the Company believes the renewal process will be successful, the overall timeline to a resolution is not determinable at this time.

2016 FIRST QUARTER FINANCIAL RESULTS

As at March 31, 2016, the Company had working capital of $143,496 (March 31, 2015: $83,737) including cash of $142,028 (March 31, 2015: $83,268).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The primary investment of cash in the current quarter was to fund advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $3,034 (March 31, 2015: $2,191). The Company makes cash advances to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the quarter ended March 31, 2016, the Company also expended $663 (March 31, 2015: $437) on its other exploration and evaluation properties.

The Company's net loss for the three months ended March 31, 2016 decreased to $1,297 or $0.02 per share (March 31, 2015: $2,536 or $0.04 per share), largely because of a foreign exchange gain of $269 in the current quarter compared to a $1,094 foreign exchange loss in the same period last year. The foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars ("C$"), while the C$ strengthened against the US$ (from December 31, 2015 to March 31, 2016, the US$/C$ exchange rate changed from 0.7225 to 0.7700).  A portion of the Company's cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $6,118 as at March 31, 2016).

During the quarter ended March 31, 2016, the Company recorded an unrealized gain in Other Comprehensive Income of $1,326 (March 31, 2015: loss of $74) on marketable securities held.   The marketable securities were sold subsequent to the quarter end for gross proceeds of C$1,737.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) is focused on advancing and exploring high grade district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894
Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html